SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) or (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           ORIENT-EXPRESS HOTELS LTD.
                      -------------------------------------
             (Exact name of registrant as specified in its charter)


                    Bermuda                                     98-0223493
    ----------------------------------------                   -------------
    (State of incorporation or organization)                   (IRS Employer
                                                            Identification No.)


               41 Cedar Avenue
                P.O. Box 1179
            Hamilton HM EX, Bermuda                                 --
      ---------------------------------------                   ----------
      (Address of principal executive offices)                  (Zip Code)

     Securities registered pursuant to Section 12(b) of the Act:

                                               Name of each exchange on which
    Title of each class registered                 each class is registered
    ------------------------------             ------------------------------

    Preferred Share Purchase Rights               New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

     Securities Act registration statement file number to which this form relates: 333-12030

     Securities to be registered pursuant to Section 12(g) of the Act: None






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Item 1.           Description of Registrant's Securities to be Registered.

     On June 5, 2000, the board of directors of Orient-Express Hotels Ltd. (the "Registrant") authorized the distribution of one preferred share purchase right (a "Right") for each of the Registrant's class A common shares, par value $.01 each (the "Class A Shares"), and class B common shares, par value $.01 each (the "Class B Shares"), outstanding on the close of business of the closing date of the Registrant's initial public offering of Class A Shares. The Registrant will continue to issue Rights with all Class A and Class B Shares issued after that date, until the Distribution Date (as defined below) or until the Rights are redeemed or expire.

     The Rights are being issued pursuant to a Rights Agreement dated as of June 1, 2000, between the Registrant and Fleet National Bank, as Rights Agent (the "Rights Agreement"). The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement, which is being filed as an exhibit to this Registration Statement.

     There is associated with each outstanding "Voting Share" of the Registrant one Right which, except as set forth below, when exercisable, entitles the registered holder to purchase from the Registrant one one-hundredth of a share of a series of preferred shares of the Registrant designated as Series A Junior Participating Preferred Shares, par value of $.01 each (the "Preferred Shares"), at a price of $142 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Voting Shares of the Registrant are its Class A Shares and Class B Shares. The terms of the Preferred Shares are summarized below and are set forth in a Certificate of Designation of Terms attached as Exhibit A to the Rights Agreement.

     The Rights will be represented by the certificates for Voting Shares, and will not be exercisable or transferable apart from the Voting Shares, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of shares carrying 20% or more of the total voting rights which may be cast at any general meeting of the Registrant, or (ii) 10 days (or such later date as may be determined by the Registrant's Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of shares carrying 30% or more of the total voting rights which may be cast at any general meeting of the Registrant (the earlier of such dates being called the "Distribution Date"). No person shall be deemed to be an Acquiring Person if its percentage ownership in the Registrant increases solely as a result of a share repurchase program by the Registrant or a subsidiary of the Registrant.
Acquiring Person does not include the Registrant or Sea Containers or a subsidiary of either of them, or any employee benefit plan of the Registrant or any subsidiary of the Registrant or any entity holding shares for any such plan.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferable with and only with the Voting Shares. Until the
Distribution Date (or earlier redemption or expiration of the Rights), new Voting Share certificates issued upon transfer or new issuance of



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Voting  Shares will  contain a notation  incorporating  the Rights  Agreement by reference, and the surrender for transfer of any certificates for Voting Shares, even without such notation, will also constitute the transfer of the Rights associated with the Voting Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Voting Shares as of the close of business on the Distribution Date, and such
separate  Right   Certificates  alone  will  evidence  the  Rights.  In  certain circumstances, Rights may be issued after the Distribution Date, such as in connection with the issuance of Voting Shares upon the exercise of employee
stock  options  or  upon  the  conversion  of  convertible   securities  of  the
Registrant.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on June 1, 2010 (the "Final Expiration Date"), unless earlier redeemed by the Registrant, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Voting Shares or a stock dividend on the Voting Shares payable in Voting Shares or subdivisions, consolidations or combinations of the Voting Shares occurring prior to the Distribution Date.

     The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Class A Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Voting Share. All dividend and liquidation preferences of the Preferred Shares will rank junior to such preferences in all preferred shares hereafter issued by the Registrant. Each Preferred Share will generally vote together as one class with the Voting Shares on all matters on which the holders of Voting Shares generally are entitled to vote, with each Preferred Share entitled to a number of votes calculated by multiplying 100 by the number of votes per share which the holders of Class A Shares then have with respect to the matter being voted upon. Finally, in the event of any merger, amalgamation, consolidation or other transaction in which Voting Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount



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received per Voting Share.  The foregoing  preferential  rights are protected by customary antidilution provisions.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued upon the exercise of Rights. In lieu of fractional Preferred Shares, the Registrant will make a cash payment based on the market price of such fractional Preferred Shares on the last trading day prior to the date of exercise.

     If after the Distribution Date, (a) the Registrant is acquired in a merger, amalgamation or other business combination transaction and all or part of the Voting Shares are changed into or exchanged for securities, cash or property of another person, or (b) 50% or more of the Registrant's consolidated assets or earning power is sold, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which Rights will be void) will thereafter have the right to receive, upon the exercise of such Right at the then current Purchase Price, an amount of the common equity of the "Principal Party" which at the time of such transaction would have a market value of two times the Purchase Price of the Right. In the case of clause (a) above, the Principal Party shall in general be the issuer of any securities into which Voting Shares of the Registrant are converted in such merger, amalgamation or other business combination transaction, except that if (i) the common equity of such issuer has not been continuously registered under Section 12 of the Securities Exchange Act of 1934 for at least twelve months, and (ii) such issuer is a subsidiary of another issuer the common equity of which is so registered, the Principal Party shall be such other issuer. In the case of clause (b) above, if there is more than one acquiror of the Registrant's assets or earning power, the Principal Party shall be the entity receiving the greatest portion of the transferred assets or earning power of the Registrant.

     If any person becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will be void) will thereafter have the right to receive, upon exercise of such Right at the then current Purchase Price, that number of Class A Shares (in case of a Right which prior to the Distribution Date was evidenced by a certificate for Class A Shares) or Class B Shares (in the case of a Right which prior to the Distribution Date was evidenced by a certificate for Class B Shares), or other securities, cash or property, which at the time of such acquisition would have a market value of two times the Purchase Price. The Rights will not be so exercisable, however, until the Registrant's right to redeem the Rights has expired (see below).

     At any time after any person becomes an Acquiring Person, and before a person or group (other than the Registrant, Sea Containers or a subsidiary of either of them, or any employee benefit plan of the Registrant or of any subsidiary of the Registrant, or any entity holding Class A or Class B Shares for or pursuant to the terms of such plan) acquires beneficial ownership of 50% or more of the total voting rights which may be cast at any general meeting of the Registrant, the board of directors of the Registrant may exchange all or some of the Rights then outstanding (other than Rights beneficially owned by an Acquiring Person, which Rights will be void) at an exchange ratio of one Class A Share per Right (in the case of Rights which prior to the Distribution Date were



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evidenced  by  certificates  for Class A Shares) and one Class B Share per Right
(in the case of Rights which prior to the Distribution Date were evidenced by certificates for Class B Shares), subject to adjustment in certain events.

     At any time prior to the close of business on the 10th day following the date on which a person becomes an Acquiring Person, the board of directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $.05 per Right, subject to adjustment for stock splits, stock dividends or similar transactions (the "Redemption Price"). The Registrant may, at its option, pay the Redemption Price in cash, Class A Shares or any other form of consideration deemed appropriate by the board of directors. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended or supplemented by the board of directors of the Registrant without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant's board of directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the board of directors, since the Rights may be redeemed by the Registrant at $.05 per Right within 10 days after the date a person becomes an Acquiring Person.

Item 2. Exhibits.

     1. Rights Agreement dated as of June 1, 2000, between the Registrant and Fleet National Bank, as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Designation of Terms of the Registrant's Series A Junior Participating Preferred Shares, par value $.01 each, and which includes as Exhibit B thereto the Form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the earlier of (a) the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of the total voting rights which may be cast at any general meeting of the Registrant, and (b) the tenth day after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership of a person or group of shares carrying 30% or more of the total voting rights which may be cast at any general meeting of the Registrant.




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                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            ORIENT-EXPRESS HOTELS LTD.
Date:  July 28, 2000


                                            By:/s/Edwin S. Hetherington
                                               --------------------------
                                               Edwin S. Hetherington
                                               Secretary




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                                  EXHIBIT INDEX





Exhibit No.
-----------

     1 Rights Agreement dated as of June 1, 2000, between the Registrant and Fleet National Bank, as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Designation of Terms of the Registrant's Series A Junior Participating Preferred Shares, par value $.01 each, and which includes as Exhibit B thereto the Form of Right Certificate.




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